Front Cover:

1994
ANNUAL MEETING REPORT
MAY 17

MARSH & McLENNAN COMPANIES


Inside Front Cover:

MARSH & McLENNAN COMPANIES, INC. IS A PROFESSIONAL SERVICES FIRM
WITH INSURANCE AND REINSURANCE BROKING, CONSULTING AND INVESTMENT
MANAGEMENT BUSINESSES.  MORE THAN 25,000 EMPLOYEES WORLDWIDE
PROVIDE ANALYSIS, ADVICE AND TRANSACTIONAL CAPABILITIES TO
CLIENTS IN OVER 80 COUNTRIES.

The annual meeting of Marsh & McLennan Companies, Inc. was held at 1221 Avenue of the Americas in New York City at 10:00 a.m. on Tuesday, May 17, 1994. The Chairman's remarks begin on page 1 and are followed by a summary of the Official Business.


REMARKS TO SHAREHOLDERS
A.J.C. Smith

I would like to begin by reporting on Marsh & McLennan Companies'
1993 financial results, which reached $4.52 per share, a 7
percent improvement. Revenue increased by 8 percent to $3.2 billion. There was again some disparity in the performance by business sector within the company.

At Putnam Investments, where performance was exceptional, assets under management had grown to more than $90 billion by the end of 1993.

Guy Carpenter's reinsurance broking revenue increased as a result of new business efforts and some expansion of the property catastrophe reinsurance market.

At Marsh & McLennan, Incorporated, insurance broking revenue grew modestly in a world where insurance markets were still very competitive.

We had excellent results in the insurance program management business of Seabury & Smith and Frizzell. Frizzell, in the United Kingdom, had a particularly successful year.

Mercer Consulting Group's results were mixed. Aggregate revenue, adjusted for acquisitions and dispositions, and the effect of foreign exchange, was essentially unchanged. While human resource consulting revenue in North America declined, management consulting revenue increased.

Our first quarter results continued this improved earnings trend. Revenue increased by 9 percent to $910 million, and net income was $120 million, a 12 percent increase over the same period in 1993. Earnings per share also increased by 12 percent to $1.63.

I am pleased to announce that I will recommend to our Board of Directors that they vote this morning to increase our quarterly dividend by $.05 to $.725. This increase will continue our record of raising the total annual dividends paid to shareholders in every year since the company went public in 1962. My recommendation reflects our improved earnings in 1993 and in the first quarter of 1994 and my confidence in our future.

PROFESSIONAL EXCELLENCE

Last year I talked about Marsh & McLennan Companies' efforts to be in the forefront of change in all of our businesses while maintaining our commitment to professional excellence. We have always believed that excellence is the only guarantee of long-term success at a professional service firm. But I am sure that the need to achieve a standard of excellence, to completely reject mediocrity, is greater today than it has ever been.

All of our businesses strive to pursue professional excellence in time-honored ways. We concentrate on

- - -    recruiting from all sources to build our capacity;
- - -    having effective training and development programs;
- - -    maintaining stimulating work environments;
- - -    supporting talented professionals with technological
innovation;
- - -    evaluating performance rigorously and
- - -    rewarding achievement.

But excellence must also be pursued continuously and
incrementally
- - -    by reorganization to facilitate delivery of service to
     clients and improve the quality of our work,
- - -    by redeployment of our professional staff to ensure that
     clients have access to the specialists who can best meet
     their needs, and
- - -    by the careful mobilization of technology to improve the
     quality of information and speed its delivery to our clients.

This morning I would like to review for you some of the recent steps we have been taking to produce better results for our clients--to reduce cost, to increase value, to facilitate access to markets and to improve information.

REORGANIZATION

Marsh & McLennan has thrived on reorganization. We have a history of developing businesses, nurturing their growth and then converting them into separate operating companies under the Marsh & McLennan Companies umbrella. They function more effectively as autonomous operations with distinct identities. And they are better able to pursue their professional specialties. From insurance broking, our core business, we have created the consulting business that is now Mercer and the insurance program management business that is now Seabury & Smith and Frizzell.

More recently, we formed Marsh & McLennan Risk Capital Corp. to concentrate on our insurance and reinsurance market making activities. As a separate subsidiary, we believe that Marsh & McLennan Risk Capital can most effectively develop its capabilities while continuing to be an important part of Marsh & McLennan Companies' business and client service strategy. We have always tried to use our professional skills to contribute to the development of insurance and reinsurance markets. In recent years we believe our efforts have had a significant effect on changes taking place in the industry. Bob Clements has been the inspiration behind these activities. And I am pleased that he has assumed the responsibility of chairman and chief executive officer of Marsh & McLennan Risk Capital.

Earlier this month the Trident Partnership, organized by Marsh & McLennan Risk Capital and J. P. Morgan, accepted its first subscriptions of capital totaling $645 million. Trident will invest globally in insurance and reinsurance businesses, in property casualty start-up ventures and other opportunities that will arise from restructurings already under way in the insurance industry.

REDEPLOYMENT

Significant redeployment of professional staff in the Mercer Consulting Group and at Marsh & McLennan, Incorporated has taken place during the last 12 months. This reflects our effort to concentrate on delivering services on the basis of industry specialization. Increasingly we find that thorough knowledge of a client's industry is as important as a grasp of insurance broking and management consulting techniques.

A recent example of this redeployment is the way our consulting group has combined to serve the health care industry. More than a year ago, we realized that health care reform--however it plays out--will call for dramatic changes in the delivery and cost of health care services. We have drawn together our diverse health care industry skills:
- - -    the strategic and operating expertise of our general
management consultants,
- - -    the health care benefit expertise of human resource
consultants, and
- - -    the economic research skills of National Economic Research
Associates.

We are now deploying those skills to advise a rapidly growing client base of health care providers--hospitals, physician groups, managed care networks, health insurers and other industry participants.

In a related development, Marsh & McLennan, Incorporated has created an injury management group to reduce the incidence of workplace injuries and manage their treatment effectively. The approach draws on the talents of Marsh & McLennan's specialists in workplace safety and workers' compensation claims procedures and of Mercer's consultants in cost containment in health care delivery. The effort has helped clients reduce their workers' compensation costs by up to 50 percent.

TECHNOLOGY

Technology is important for all of our companies. Major investment in systems at Putnam starting in the late 1980s enabled us in 1993 to manage the enormous increase in transactions we have experienced. Putnam Investor Services handled a 54 percent increase in transactions and telephone calls with only an 8 percent increase in cost. And Putnam was able to win its fourth successive Dalbar Award for best service in the industry.

A more current example of our mobilizing technology is at Frizzell, in our insurance program management business.
Frizzell's success has been based on its ability to select risks on behalf of insurers, as well as the high quality of our service. But recently this competitive advantage has been offset by premium reductions from new competitors, made possible by reduced administration costs.

Frizzell responded to this by initiating a three-year multimillion-dollar reengineering project for all of its client service processes. The project, which is almost complete, relies on proprietary technology that will streamline our entire client service apparatus and eliminate all duplication of functions. We believe that the expected 25 percent gains in productivity will more than restore our competitive advantage and enable customer service representatives to respond fully to 95 percent of our three million annual telephone inquiries, on the first call.

I am confident in the prospects for all our businesses. They are leaders in their fields because of their commitment to professional excellence. Continuous, careful scrutiny of our business strategy, organization and application of professional resources is producing better results for our clients. And at Marsh & McLennan Companies, shareholder value depends on the quality of our service to clients.


OFFICIAL BUSINESS

Represented at the annual meeting of Marsh & McLennan Companies, Inc. on May 17, 1994, were 62,569,918 shares or 84.9 percent of the Company's 73,670,277 shares of common stock outstanding and entitled to vote.

Shareholders took the following actions:

Election of the Board of Directors*

Each of the seven nominees for election received at least
61,365,541 or 98.1 percent of the shares represented at the meeting.

Class III Directors Elected (terms expiring in 1997)

Peter Coster
President
Mercer Consulting Group, Inc.

Lawrence J. Lasser
President
Putnam Investments, Inc.

Richard M. Morrow
Former Chairman
Amoco Corporation

John T. Sinnott
President and
Co-Chief Executive Officer
Marsh & McLennan, Incorporated

Frank J. Tasco
Former Chairman
Marsh & McLennan Companies, Inc.

R.J. Ventres
Former Chairman
Borden, Inc.

Class I Director Elected (term expiring in 1995)

Ray J. Groves
Chairman and Chief Executive Officer
Ernst & Young

They will serve with the following:

Continuing Class I Directors (terms expiring in 1995)

Lewis W. Bernard
Chairman, Classroom, Inc.
Former Chief Administrative and Financial Officer
Morgan Stanley & Co.

Richard H. Blum
Chairman
Guy Carpenter & Company, Inc.

Frank J. Borelli
Senior Vice President
Chief Financial Officer
Marsh & McLennan Companies, Inc.

Richard E. Heckert
Former Chairman
E.I. du Pont de Nemours and Company

Robert M.G. Husson
Chairman
Faugere & Jutheau S.A.

George Putnam
Chairman
The Putnam Funds


Continuing Class II Directors (terms expiring in 1996)

Robert Clements
Chairman
Marsh & McLennan Risk Capital Corp.

Richard S. Hickok
Chairman Emeritus
KMG Main Hurdman

David D. Holbrook
President and
Co-Chief Executive Officer
Marsh & McLennan, Incorporated

Adele Smith Simmons
President
John D. and Catherine T.
MacArthur Foundation

A.J.C. Smith
Chairman
Marsh & McLennan Companies, Inc.

Philip L. Wroughton
Chairman
Marsh & McLennan, Incorporated

* The Board of Directors is divided into three classes with staggered three-year terms.

Board Changes

Dean R. McKay, former senior vice president of IBM Corporation, retired from the board; he will serve as an advisory director.


Approval of Senior Management Incentive Compensation Plan

Shareholders approved the Senior Management Incentive
Compensation Plan with a vote of 57,455,243 or 91.8 percent of the shares represented (4,520,121 opposing and 594,522 abstaining).


Approval of 1994 Employee Stock Purchase Plan

The 1994 Employee Stock Purchase Plan was approved by a vote of 56,811,763 or 96.2 percent of the shares represented (1,967,380 opposing, 287,237 abstaining and 3,503,538 broker non-votes).


Appointment of Independent Public Accountants

Deloitte & Touche was ratified as the Company's independent public accountants for the year ending December 31, 1994, by a vote of 62,061,340 or 99.2 percent of the shares represented
(337,887 opposing and 170,689 abstaining).


Back Cover:

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY  10036
(212) 345-5000